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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                       Westinghouse Electric Corporation
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                               (Name of Issuer)


                   Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                     960402
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                                (CUSIP Number)


                               James M. Plasynski
                           Assistant General Counsel
                       Westinghouse Electric Corporation,
                             Westinghouse Building
                               11 Stanwix Street
                              Pittsburgh, PA 15222
                                 (412) 642-2591
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 12, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

  CUSIP No. 960402
            ---------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPIC CORPORATION 25-1350122

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [  ]
                                                              (b)   [  ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         00 (See Amended Item 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                              [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in Delaware

                          7    SOLE VOTING POWER

                               27,371,878 (see Amended Item 5)
  NUMBER OF
   SHARES                 8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                    0
EACH REPORTING
 PERSON WITH              9    SOLE DISPOSITIVE POWER

                               27,371,878 (see Amended Item 5)

                         10    SHARED DISPOSITIVE POWER

                               0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,371,878

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 6.49% (based on the number of shares outstanding as of October 31, 1996)

  14     TYPE OF REPORTING PERSON*

         CO

                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     The Schedule 13D filed on January 15, 1996 by WPIC Corporation ("WPIC"), as amended, is hereby further amended by this Amendment No. 3 as follows:

 1. Item 3 is amended to report that on December 12, 1996, Westinghouse Electric Corporation ("Westinghouse") sold 1,870,749 shares of Westinghouse's common stock ("Common Stock") to the Westinghouse Executive Pension Trust ("Executive Trust") for approximately $33,000,000 pursuant to a Private Placement Agreement dated as of December 12, 1996 by and among Westinghouse; Mellon Bank, N.A., Trustee for the Executive Trust; and WPIC. Trust Funds were used for the purchase. In addition, on August 23, 1996, Westinghouse sold 70,153 shares of common stock to the Executive Deferred Compensation Trust ("Deferred Trust") for approximately $1,099,999 pursuant to a Private Placement Agreement dated as of August 23, 1996 by and among Westinghouse; Mellon Bank, N.A., Trustee for the Executive Trust; and WPIC. Trust Funds were used for the purchase. For financial statement presentation purposes, the shares of Common Stock sold to the Executive Trust and to the Deferred Trust are treated as treasury shares as long as the shares remain in these trusts, and therefore are not considered outstanding in calculating Westinghouse's earnings per share.

     WPIC is the beneficial owner of the Common Stock sold to the Deferred Trust pursuant to an Investment Management Agreement between Westinghouse and WPIC dated June 22, 1995. WPIC is the beneficial owner of the Common Stock sold to the Executive Trust pursuant to an Investment Management Agreement between Westinghouse and WPIC dated June 22, 1995.

2. Item 5 is amended to report that effective December 12, 1996, WPIC beneficially owned an aggregate of 27,371,878 shares of Common Stock. Based on the 421,597,801 shares of Common Stock outstanding as of October 31, 1996, as reported by Westinghouse in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1996, WPIC was the beneficial owner of approximately 6.49% of the outstanding shares of Common Stock.

     Fredric G. Reynolds beneficially owned as of December 12, 1996, 505,500 shares of Common Stock, 18,000 of which he owned directly and 487,500 of which he has the right to acquire through stock options. Claudia E. Morf beneficially owned as of December 12, 1996, 120,107 shares of Common Stock, 107 of which she owned directly and 20,000 of which she has the right to acquire through stock options. Julie Forsythe beneficially owned as of December 12, 1996, 2,399 shares of Common Stock, 99 of which she owned through the Westinghouse Savings Program and 2,300 of which she has the right to acquire through stock options. Based on the 421,597,801 shares of Common Stock outstanding as of October 31, 1996, as reported by Westinghouse in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1996, as of December 12, 1996, the persons identified in Schedule I beneficially owned an aggregate of approximately .1% of the outstanding shares of Common Stock.

     On November 20, 1996 WPIC sold 64,000 shares of Common Stock owned by the Executive Trust to Westinghouse at a per share price of 18 3/4, in a private transaction. The purpose of the sale was to meet certain payment obligations of the Executive Trust. Except as described in the preceding sentence and numbered paragraph 1 above, no transactions in shares of Common Stock have been effected during the past sixty days by WPIC, or, to the best of WPIC's knowledge, any person identified in Schedule I hereto.

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     WPIC has the sole power to dispose of and vote 27,371,878 shares of Common
     Stock.

     The persons identified in Schedule I have the sole power to direct the disposition of and vote the shares of Common Stock beneficially owned by them as set forth herein above.

3. Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 3, remains unchanged.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

                                            WPIC CORPORATION

Dated: December 18, 1996                    By: /s/ JULIE FORSYTHE
                                               --------------------------
                                            Name: Julie Forsythe
                                            Title: Vice President and
                                                   Assistant Treasurer